Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Maguire Properties, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-118826 on Form S-3 and in Registration Statement No. 333-106622 on Form S-8 of our report dated March 25, 2005, relating to the combined statement[Martin, Ryan P (US - Los Angeles)] of revenues and certain expenses of the Acquisition Properties of Maguire Properties, Inc., appearing in this Current Report on Form 8-K/A of Maguire Properties, Inc. dated May 31, 2005.

Deloitte & Touche LLP

Los Angeles, California
March 31, 2005